

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

>       **Re:    Mack-Cali Realty Corporation**
>       **Form 10-K for Fiscal Year Ended December 31, 2014**
>       **Filed February 19, 2015**
>       **File No. 001-13274**

Dear Mr. Krug:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results from Operations, page 51

1.      In future Exchange Act periodic reports, please discuss in greater detail how the company defines same-store properties.  In this regard, please disclose whether the "in-service" properties exclude redeveloped or repositioned properties and, if so, how many have been removed for these reasons in the last year.

2.      In future Exchange Act periodic reports, please discuss in greater detail the relative impact of occupancy and rental rate changes in your period to period changes for your same-store properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551- 3693 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief